

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>Via E-mail</u>
Mr. Paul Weston, Chief Financial Officer
Allied Healthcare International, Inc.
245 Park Avenue
New York, New York 10167

      Re: Allied Healthcare International, Inc.
               Form 10-K for Fiscal Year Ended
               September 30, 2010
               Filed December 14, 2010
               File No. 001-11570

Dear Mr. Weston:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director